[Reference Translation]

February 16, 2012

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)

Name and Title of Contact Person:
Tetsuya Otake,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Comments on a Certain Media Report about Change in Toyota’s Management Structure

Toyota Motor Corporation (“Toyota”) commented on a certain media report released today, about a change in Toyota’s management structure. The media report is not based on any official announcements made by Toyota.